EXHIBIT 22

     UNITED STATES DISTRICT COURT
     SOUTHERN DISTRICT OF NEW YORK
     - - - - - - - - - - - - - - - - - -x
     KIM J. HAMMOND and JEFFREY DELL,,  :
                                        :
                         Plaintiffs,    :       Index No.
                                        :
               -against-                :
                                        :       CLASS ACTION
     GROW GROUP, INC., JOHN F. GLEASON, :       COMPLAINT
     RUSSELL BANKS and JOSEPH M. QUINN, :
                                        :
                         Defendants.    :       JURY DEMAND
     - - - - - - - - - - - - - - - - - -

               Plaintiffs, for their complaint against defendants, allege as follows upon information and belief based upon their counsel's investigation of news reports, public filings and other materials, except as to those allegations pertaining to themselves which are based upon plaintiff's personal knowledge.

                           JURISDICTION AND VENUE

               1. This court has jurisdiction over the subject matter of this action under Section 27 of the Securities Exchange
     Act of 1934 (the "Exchange Act"), 15 U.S.C. SECTION78aa, 28 U.S.C. SECTION1331. The claims alleged herein arise under Sections 10(b) and 20(a) of the Exchange Act, 15 U.S.C. SECTIONSECTION78g(b) and 78t(a), and Rule 10b-5 promulgated thereunder by the Securities and Exchange Commission ("SEC"), 17 C.F.R. SECTION240.10b-5.

               2. Venue is proper in this District under Section 27 of the Exchange Act and 28 U.S.C. SECTION1391(b). The acts giving rise to the violations of law complained of herein occurred, at least in part, in this District. In addition, defendant Grow Group, Inc. ("Grow" or the "Company") is a corporation organized under the laws of the state of New York and maintains offices and conducts its business in this District; its financial and legal advisors also maintain offices and conduct business in the District.

               3. In connection with the acts, conduct and other wrongs complained of herein, defendants, directly and indirectly, used the means and instrumentalities of interstate commerce and the United States mails, and the facilities of the national securities markets.

                                THE PARTIES

               4. Plaintiff Kim J. Hammond sold 10,300 shares of Grow common stock on May 2, 1995 at a price of $17 7/8 per share.

               5. Plaintiff Jeffrey Dell sold 15,000 shares of Grow common stock on May 2, 1994 at a price of $17 3/4 per share.

               6. Defendant Grow Group is a corporation organized and existing under the laws of the State of New York with offices at 200 Park Avenue, New York, New York. Grow Group manufactures and markets trade paints and coatings, chemical automotive and industrial products, including thinners, adhesives and plastisols, high gloss urethane coatings and chemical coatings. The Company had, as of February 1, 1995, approximately 16 million shares outstanding held by approximately 4,000 shareholders of record.

               7. Defendant Russell Banks ("Banks") is and was, at all relevant times, the Company's President and Chief Executive Officer.

               8. Defendants John F. Gleason ("Gleason") is and was, at all relevant times, a director and Executive Vice President of Grow.

               9. Defendant Joseph M. Quinn ("Quinn") is and was, at all relevant times, a director and Executive Vice President and Chief Operating officer of Grow.

                             CLASS ALLEGATIONS

               10. Plaintiffs bring this action as a class action pursuant to Rules 23(a) and 23(b)(3) of the Federal Rules of Civil Procedure on behalf of themselves and all other persons similarly situated (the "Class") who sold Grow securities during the period from April 29, 1995 to May 4, 1995, inclusive (the "Class Period") and who sustained damages as a result of such transactions. Excluded from the Class are the defendants herein, members of the immediate families of and persons affiliated with each defendant, the legal representatives, heirs, and successors or assigns of any of the defendants.

               11. There are over 16 million shares of Grow common stock publicly outstanding, roughly 2 million of which were actively traded during the Class Period. Thus, the members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members can only be determined by appropriate discovery, plaintiffs believe that Class members number in the thousands because Grow common stock was actively traded on the New York Stock Exchange, an efficient market, during the Class Period.

               12. The representative plaintiffs, claims are typical of the claims of the members of the Class. Plaintiffs and all Class members sustained damages as a result of defendants' wrongful conduct complained of herein.

               13. Plaintiffs will fairly and adequately protect the interests of the Class members and have retained counsel competent and experienced in class and securities litigation.

               14. A class action is superior to other available methods of the fair and efficient adjudication of this controversy. Since the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for the Class members individually to seek redress for the wrongful conduct alleged.

               15. Common questions of law and fact exist as to all Class members and predominate over any questions affecting solely individual Class members. Among the questions of law and fact common to the Class are:

                    (a) whether the federal securities laws were violated by defendants' acts as alleged herein;

                    (b) whether representations made to the investing public and the shareholders of Grow during the Class Period omitted and/or misrepresented material facts about the Company's efforts to sell itself to a third party;

                    (c) whether defendants failed to timely disclose material facts necessary in order not to mislead the investing public; and

                    (d)  whether the members of the Class have
     sustained damages and, if so, what is the proper measure of such damages.

     SUBSTANTIVE ALLEGATIONS

               16. In late January 1995, defendant Grow issued a press release stating that the Grow board of directors had unanimously authorized Grow's financial advisor, Wertheim Schroder & Co., Inc., ("Wertheim") to assist the Company in considering and reviewing alternatives to enhance shareholder value.

               17. On April 28, 1995, defendants issued a press release which stated that Grow:

               . . . has entered into negotiations with a third party concerning an acquisition of Grow. The third party, which has substantially completed its due diligence review, has proposed to acquire 100% of Grow's common stock and has indicated a willingness to pay Grow's public stockholders $18.10 per share in cash. Any such transaction would be subject to negotiation and execution of a definitive agreement and approval of Grow's Board of Directors.

               18. On the morning of May 1, 1995, defendants issued a press release, stating that Grow:

               has entered into a definitive merger
               agreement pursuant to which Imperial Chemical
               Industries, PLC, an English Company ("ICI"), would offer to purchase all the outstanding shares of Grow for $18.10 per share.

                         *         *         *

               Grow also stated that Corimon, a Venezuelan corporation which owns approximately 25% of Grow's shares, had entered into a separate
               Option Agreement with ICI in which Corimon agreed to sell its Grow shares to ICI at a price of $17.50 per share.

                         *         *         *

               The Board of Directors of Grow unanimously approved the transaction based upon, among other things, an opinion as to the fairness of the offer and the merger from Wertheim
               Schroder & Co., Incorporated.

                         *         *         *

               In announcing the execution of the Merger
               Agreement, Russell Banks, President and Chief Executive Officer of Grow, said, 'We are extremely pleased to be able to propose to shareholders what we believe represents an attractive opportunity . . . .'

               19. The foregoing statements were materially false and misleading and/or omitted to state material facts necessary to make the statements made, in the light of the circumstances under which they were made, not misleading, in at least the following respects:

                    (a) defendants failed to disclose that as early as March 17, 1995, The Sherwin-Williams Company ("SherwinWilliams") had offered to enter into a confidentiality agreement with Grow in order to permit Sherwin-Williams to enter into a definitive agreement for 100% of Grow, and Sherwin-Williams had sent Grow a fully executed confidentiality agreement on March 31, 1995 which agreement was never executed by Grow;

                    (b) defendants failed to disclose that, on April 17, 1995, defendant Banks informed Sherwin-Williams that it was to be excluded from any bidding process for Grow;

                    (c) defendants failed to disclose that since April 17, 1995 and despite its exclusion from any bidding process, Sherwin-Williams' financial advisors had been in contact with Grow's financial advisor and had expressed Sherwin-Williams' continued serious interest in pursuing a transaction with Grow;

                    (d) defendants failed to disclose that on the evening of April 28, 1995, Sherwin-Williams sent a letter to defendant Banks, with copies to each of the other individual defendants, to all of Grow's directors and to Grow's financial and legal advisors. The April 28th letter stated that SherwinWilliams was still seriously interested in a transaction with Grow, that financing an all-cash transaction would not represent "any impediment" given Sherwin-Williams' financial strength, that Sherwin-Williams was "extremely confident that the antitrust laws would not impede [its] ability to consummate a transaction," and that Sherwin-Williams had retained the investment banking firm of Lazard Freres & Co. and the law firm of Rogers & Wells to provide Sherwin-Williams financial and legal counsel in connection with an acquisition by Grow. The April 28th letter further stated that Sherwin-Williams was prepared to "enter into immediate discussions with you and your directors, management and advisors about a transaction" with Sherwin-Williams. A copy of the April 28th letter is annexed hereto as Exhibit A; and

                    (e) Defendant Banks' statement that the board was "extremely pleased to be able to propose what we believe represents an attractive opportunity" was materially false and misleading in that it created the false impression that the Company had been fully "shopped" by defendants, with the assistance of Wertheim, and that defendants had obtained the best available transaction for the Company and its public shareholders.

               20. By means of the aforesaid misrepresentations and omissions (and failure to correct same), set forth above, and/or with reckless disregard of the facts, defendants unlawfully and artificially affected the market price of Grow securities. In ignorance of the false and misleading nature of the representations discussed above, plaintiffs and the members of the Class relied, to their detriment, on the integrity of the market and/or the above-cited representations of the defendants.

               21. By reason of the foregoing, defendants violated and/or aided and abetted violations of Section 10(b) of the Exchange Act and Rule l0b-5 promulgated thereunder in that they:
     (a) employed devices, schemes and artifices to defraud; (b) made untrue statements of material fact or omitted to state material facts necessary in order to make the statements set forth in paragraph 18 hereof, in light of the circumstances under which they were made, not misleading; and (c) engaged in acts, practices and/or a course of business which would and did operate as a fraud and deceit upon the plaintiffs and other owners of Grow securities who sold their securities during the Class Period.

               22. Had plaintiffs and the members of the class known that Grow had received repeated serious indications of interest from Sherwin-Williams culminating in the April 28th letter, they would not have sold their securities during the Class Period. Following the belated disclosure of the April 28th letter on May 4, 1995, the price of Grow common stock traded above ICI's $18.10 offering price. Thus, on May 5, 1995, Grow common stock closed at $19 1/2 per share. On May 8, 1995, the second trading day following the disclosure of the April 28th letter, SherwinWilliams commenced a tender offer for all shares of Grow at a price of $19.50 per share cash. On May 8, 1995, Grow common stock traded as high as $20 3/8 per share.

               23. Defendants, by virtue of their offices and directorships, were at the time of the wrongs alleged herein, controlling persons of Grow within the meaning of Section 20(a) of the Exchange Act. Defendants had the power and influence which they exercised to cause Grow to engage in the conduct and practices complained of herein. Their position within the Company made them privy to, and provided them with, actual knowledge of the material facts concealed from plaintiffs and the Class.

               24. By reason of the conduct described herein, defendants are liable to plaintiffs and the other members of the Class for the substantial damages which they suffered in connection with their sales of Grow securities.

               WHEREFORE, plaintiffs demand judgment against defendants, as follows:

               A. Certifying this action as a class action, certifying plaintiffs as class representatives thereof, and plaintiffs' counsel as class counsel;

               B. Declaring and determining that defendants violated the federal securities laws by reason of the deceptive conduct and misstatements and omissions as alleged herein;

               C. Awarding money damages against the defendants, jointly and severally, and in favor of plaintiffs and the other members of the Class for all losses and injuries suffered as a result of the acts and transactions complained of herein, together with prejudgment interest on all of the aforesaid damages which the Court shall award from the date of said wrongs to the date of judgment herein at a rate the Court shall fix;

               D. Awarding plaintiffs the costs of this action, including reasonable attorneys' fees and expert fees and disbursement; and

               E. Granting such other and further relief as this Court may deem just and proper.

                                JURY DEMAND

               Plaintiffs demand trial by jury.

     Dated:    May 9, 1995

                                        ABBEY & ELLIS

                                   By:  _____________________________
                                        Judith L. Spanier (JS-5065)
                                        212 East 39th Street
                                        New York, New York  10016
                                        (212) 889-3700



     EXHIBIT A


                                        April 28, 1995

     Mr. Russell Banks
     President and Chief Executive Officer
     Grow Group, Inc.
     200 Park Avenue
     New York, New York 10166

     Dear Mr. Banks:

          We at The Sherwin-Williams Company were troubled to learn from the press release you issued today that you are in the process of negotiating a sale of your company to another party. Our concern arises from the fact that, despite Sherwin-Williams' repeated indications of serious interest in a transaction with Grow Group, you apparently have decided to negotiate a definitive agreement with another bidder without giving us access to the information that would allow us to present our best possible proposal.

          On March 17, 1995 we offered to enter into a confidentiality agreement with Grow Group. After repeated delays on Grow Group's part to finalize such agreement, we forwarded an executed copy of that agreement to Lloyd Franks on March 31, 1995. However, that agreement was never executed by Grow Group. On April 17, 1995, you informed us that Sherwin-Williams was to be excluded from the bidding process. Consequently, by letter dated April 17, 1995, we had no alternative but to revoke our offer to enter into the confidentiality agreement with Grow Group. Since that time and despite your actions, our financial advisors have been in contact with Wertheim Schroder and have expressed our continued interest in pursuing a transaction with Grow Group.

          Given our financial strength, financing will not represent any impediment to the consummation of a transaction on an all-cash basis. In addition, based upon our preliminary analysis, we are extremely confident that the antitrust laws would not impede our ability to consummate a transaction with Grow Group. This matter has been discussed at length with the members of our senior management and with our Board of Directors. We have also retained Lazard Freres & Co. and Rogers & Wells to provide financial and legal counsel regarding this matter.

          We urge you not to enter into or to agree to any merger or other significant transaction or agreement, or to take any additional defensive measures (including "no shop", break-up fee or similar arrangements) or other actions, that would adversely affect the ability of your stockholders to receive the maximum value for their shares.

          We wish to obtain immediate access to the information which you have refused to furnish to us. We are also prepared to enter into immediate discussions with you and your directors, management and advisors about a transaction with Sherwin-Williams. In Mr. Breen's absence, you may contact me over the weekend either at my home at (216) 247-4936 or at my office (216) 566-2102. If you are unable to contact me, you can contact Larry
     J. Pitorak, Senior Vice President--Finance, Treasurer and Chief Financial Officer, at (216) 729-3840 or (216) 566-2573.

          We hope that you and your Board of Directors will give this matter prompt and serious consideration.


                                      Sincerely,

                                      /s/ Conway G. Ivy